EXHIBIT 99.1

Auryn commences drilling at the Huilacollo Gold Project in Southern Peru and provides update

VANCOUVER, British Columbia, Nov. 27, 2017 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX:AUG) (NYSE American:AUG) (“Auryn” or the “Company”) is pleased to announce that after a short delay, the Company has received the final notice to commence drilling operations from the Peruvian Ministry of Energy and Mines on the Huilacollo oxide gold epithermal project located in Southern Peru.  The drill is currently being mobilized and the program is anticipated to start on or around November 30th.

The initial core drill program will include 5,000 meters across the Huilacollo project that will be conducted in 2 phases where the first phase will focus on the expansion around the mineralized areas around the top of Andamarca hill where minimal historical drilling has taken place (Figure 1a). The second phase of drilling will continue in 2018 and will focus on the Tacora and Huilacollo II licenses.

The Tacora target area is interpreted to be a part of a potential feeder system to the known mineralization on the Andamarca hill. It is defined by a 4 kilometer long northeast trending graben that contains abundant breccia bodies that represent high priority oxide gold targets. Twelve historical grab samples from across an 80 meter wide breccia body, detailed in the table below, demonstrate the excellent potential of these targets.

Tacora Historical Grab Samples
4.98 Au g/t	0.65 Au g/t
3.49 Au g/t	0.65 Au g/t
0.83 Au g/t	0.59 Au g/t
0.76 Au g/t	0.52 Au g/t
0.72 Au g/t	0.48 Au g/t
0.70 Au g/t	0.30 Au g/t

The targets on the Huilacollo II license are defined by the recently discovered 1.8 kilometers of gold and silver anomalies (Figures 1a & 1b) that are interpreted to represent an intermediate sulphidation system.  No drilling has been conducted over these anomalies provide Auryn with large-scale targets that have the potential to deliver a significant discovery.

The Huilacollo project is located approximately 15 kilometers northwest of the producing Pucamarca mine that currently has a 1.35 million ounce oxide gold resource1 and is being mined at 0.5g/t Au with a cash cost of US$313 per ounce.  Infrastructure at the Huilacollo project is exceptional with power, water, and well-maintained national roads within 1.5 kilometers of the project boundaries.

Shawn Wallace, President and CEO commented, “We are very excited to begin drilling the first of our four Peruvian projects. The Huilacollo project has exceptional access to infrastructure and is viewed by Auryn management as an opportunity to discover highly valued oxide gold ounces.“

Mr. Wallace further stated, “The Huilacollo drill program will be the start of a continued exploration drilling effort in Peru which will continue across the Sombrero, Baños del Indio and Curibaya projects and give Auryn Shareholders the opportunity for significant discoveries year round.”

Auryn’s technical team believes that the gold bearing system at Huilacollo is related to the substantial Baños del Indio alteration system along a north-south trending fault that link the two epithermal systems (Figure 2). The geological data being gathered at Huilacollo will be useful when applied to the Baños del Indio project.

Other Ongoing efforts in Peru

Sombrero

Auryn is in the final process of completing the first of two community agreements with the local communities at Sombrero, which will allow access to the southern half of the project.  Previous trenching and surface work in this area have yielded several multi-gram gold grab samples and multi-percent copper samples (see table 1 & table 2) in addition to a trench of 53 meters at 1.75 g/t including 14m of 5.75g/t Au (See Auryn’s press release dated February 24, 2017).  Access to the northern half of the project is currently being pursued.

In addition, the Company has expanded the Sombrero position from the original 3,800 hectares to over 15,000 hectares in response to reconnaissance activities encountering Au/ Cu mineralization in several areas.

Baños del Indio

Negotiations with the host communities of the Baños del Indio project are ongoing and agreements are expected to be reached in 2018.

Pending News:

  Homestake Ridge, BC – drill results
  Gibson MacQuoid, NU – surface results
  Committee Bay, NU - balance of drill results, additional Aiviq Till Results and March 2018 plans

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Shawn Wallace
President and CEO

For further information on Auryn Resources Inc., please contact Jay Adelaar, Vice-President of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Historic Grabs (Tacora, Peru):

The historic grab and trench samples were collected by previous owners, Bear Creek Mining, Anglo American, and Falcon Exploraciones, from 2004 through 2016. Grab samples are a non-representative sampling technique and may not be representative of the mineralization present on the project. Further, Auryn has not conducted any due diligence on whether appropriate QA/QC protocols were followed in the collection of these samples, nor can it confirm their accuracy or repeatability.

Trenches 2016 (Sombrero, Peru):

Analytical samples were taken from each 1 meter interval of trench floor resulting in approximately 2-4kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). QA/QC programs for 2016 trench grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Intervals were calculated using a minimum of a 0.1 g/t Au cut-off at beginning and end of the interval and allowing for no more than seven consecutive samples (seven meters) of less than 0.1 g/t Au.

Forward Looking Information

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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1 Minsur S.A. – Corporate Presentation – March 2017 - http://www.minsur.com/wp-content/uploads/pdf/Presentacion%20Corporativa/Corporate_Presentation_Minsur_4Q_2016.pdf

Figures accompanying this announcement are available at

http://www.globenewswire.com/NewsRoom/AttachmentNg/aebecd0d-a376-47da-8476-30d8b3b854ea

http://www.globenewswire.com/NewsRoom/AttachmentNg/e4e87513-6149-4a79-9107-301704b24a28

http://www.globenewswire.com/NewsRoom/AttachmentNg/68be5bde-d4d3-42f1-87cb-fb3bb25b8eb4

Tables accompanying this announcement are available at

http://www.globenewswire.com/NewsRoom/AttachmentNg/4393bd9a-92d3-45a1-b3a3-178a21604bc5

http://www.globenewswire.com/NewsRoom/AttachmentNg/b91a27cf-61d3-47ed-a87a-49edab3660fe